Mail Stop 4561

February 12, 2009

Mr. Jack Ruff
Chief Executive Officer
Sunair Services Corporation
595 South Federal Highway
Suite 500
Boca Raton, FL 33432

       Re: **Sunair Services Corporation**
               Form 10-K for the year ended September 30, 2007
               Filed 01/15/08
               Form 10-K for the year ended September 30, 2008
               Filed 1/13/09
               File No. 001-04334

Dear Mr. Ruff:

We have reviewed your response letter dated January 9, 2009 and have the following additional comments. Please be as detailed as necessary in your explanations. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 35

1.   We note your response to comment 3. You told us that you used 3 different methods to value your Middleton reporting unit as of September 30, 2008: the income approach, market capitalization approach, and the similar transactions method. Please provide us with the following additional information:

Income Approach

- Based on your response and your disclosure on page 23 of your 2008 Form 10-K, it appears that you used only one cash flow scenario rather than several weighted cash flow scenarios. Due to the recent downward trend in economic conditions, please tell us what consideration you gave to probability weighting several cash flows scenarios since the range of potential outcomes has most likely widened. It appears that you may not have appropriately considered the risk associated with achieving your estimated cash flows in your analysis. Please explain.
- We note that over the past 3 years since the Middleton acquisition in June 2005, you have grown your business through a series of smaller acquisitions; however, you disclose on page 6 of your 2008 Form 10-K that in 2009 you intend to focus on organic growth of your Middleton business, rather than making more acquisitions. Please tell us how this change in business strategy affected your cash flow assumptions.

Market Capitalization Approach

- You state in your response that you gave the market capitalization approach the least weight since you do not believe that your stock price is indicative of the value of your company because your stock is thinly traded. Please provide us with a reconciliation and a more detailed discussion comparing your estimated fair value of the Middleton reporting unit and your reporting unit book value to your market capitalization. Please compare your decline in market capitalization to industry averages and your competitors and tell us whether the decline in your market capitalization has continued subsequent to September 30, 2008.

Similar Transactions Method

- You disclose that you considered your own acquisitions in determining the fair value of the Middleton reporting unit. Please tell us why you believe that this was appropriate and more specifically how you came up with the amount of $78,646,963. It does not appear that any of the acquisitions that you made over the last two years are close in size or scope to your reporting unit and thus not comparable. Furthermore, tell us how you considered the relevance of the acquisition data from the last two years in light of the fact that market conditions have drastically changed over that time period.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant